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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             PULASKI FINANCIAL CORP.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    745548107
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                                 (CUSIP Number)

           William A. Donius, 111 Lay Road, St. Louis, Missouri 63124
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 28, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

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CUSIP No.  745548107                                               SCHEDULE 13D
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         1      NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                ONLY)

                William A. Donius

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         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                     (b) /_/

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         3      SEC USE ONLY
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         4      SOURCE OF FUNDS

                PF; OO
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         5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                           /_/

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         6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
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                      7   SOLE VOTING POWER
     NUMBER OF            440,807 (not including 76,899 shares subject
SHARES BENEFICIALLY       to options)
      OWNED BY        ----------------------------------------------------------
        EACH          8   SHARED VOTING POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          9   SOLE DISPOSITIVE POWER
                          440,807 (not including 76,899 shares subject
                          to options
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          0
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         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                517,706 shares (including 76,899 shares subject to options)
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         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES       /_/
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         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                4.98%
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         14          TYPE OF REPORTING PERSON
                       IN
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         The reporting person is filing this amendment to report that his beneficial ownership interest has decreased below 5% of Pulaski Financial Corp.'s (the "Company") issued and outstanding shares of common stock due to transactions in the Company's common stock that are disclosed under Item 5(e) below. The information required by Items 4, 6 and 7 are included in the original
Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on December 26, 2002, which is incorporated herein by reference.

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 1 to the Schedule 13D relates to shares of common stock, par value $0.01 per share, of Pulaski Financial Corp. (the "Company"), a Missouri corporation, having its principal executive offices at 12300 Olive Boulevard, St. Louis, Missouri 63141.

Item 2.  Identity and Background
         -----------------------

                  (a) This Amendment No. 1 Schedule 13D is being filed on behalf of William A. Donius.

                  (b) Mr. Donius's residence address is 111 Lay Road, St. Louis, Missouri 63124.

                  (c) Mr. Donius is a director of and consultant to the Company and Pulaski Bank, the Company's wholly-owned subsidiary. The address of the Company and the Bank is 12300 Olive Boulevard, St. Louis, Missouri 63141.

                  (d) Mr. Donius has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  (e) Mr. Donius has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Donius is a United States citizen.

Item 3.  Purpose of Transaction
         ----------------------

         The shares being covered by this Amendment No. 1 Schedule 13D are being held for investment purposes. Mr. Donius may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

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         Except as described above and in his capacity as a director of and consultant to the Company, Mr. Donius does not have any present plans or proposals that relate to or would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

        (j)       any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) Mr. Donius beneficially owns 517,706 shares, representing 4.98% of the 10,389,100 outstanding shares of the Company's common stock.

         In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 76,899 shares that Mr. Donius may acquire within the next sixty days pursuant to exercisable options.

         (b)    Mr. Donius has sole and dispositive power over 440,807 shares.

                Mr. Donius has no shared voting or dispositive power over any shares.

         (c) Mr. Donius has effective the following transactions in the common stock of the Company during the past 60 days.

                    Type of           Number of
      Date        Transaction           Shares           Price Per Share
---------------   -------------     ---------------    ---------------------
    5/28/2009          Sale             2,500                $6.95
    5/20/2009          Sale             1,151                 6.75
    5/19/2009          Sale             1,349                 6.75
    5/5/2009           Sale             5,000                 7.02


         (d)    Not applicable.

         (e)    Not applicable.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 16, 2009              By:  /s/ William A. Donius
                                    ------------------------------------------
                                    William A. Donius


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